UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 16)*

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FIRST INTERSTATE BANCSYSTEM, INC.
(Name of Issuer)

Class A Common Stock and Class B Common Stock
(Title of Class of Securities)

Class A Common Stock: 32055Y 201; Class B Common Stock: 32055Y 300
(CUSIP Number)

James R. Scott
c/o First Interstate BancSystem, Inc.
401 North 31st Street
Billings, Montana 59116
(406) 255-5390
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2020
(Date of Event Which Requires Filing of This Statement)
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If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a Reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 1 of 18 Pages)

CUSIP Nos.: 32055Y 201; 32055Y 300
Page 2 of 18 Pages

1.	Names of Reporting Persons Risa K. Scott
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF; OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization California, U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 409,506 (of which 408,671 are shares of Class B Common Stock and 835 are shares of Class A Common Stock)
	8.	Shared Voting Power 85,836 (all of which are shares of Class B Common Stock)
	9.	Sole Dispositive Power 409,506 (of which 408,671 are shares of Class B Common Stock and 835 are shares of Class A Common Stock)
	10.	Shared Dispositive Power 85,836 (all of which are shares of Class B Common Stock
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 495,342 (of which 494,507 are shares of Class B Common Stock and 835 are shares of Class A Common Stock)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.2% Class A Common Stock; 2.3% Class B Common Stock
14.	Type of Reporting Person (See Instructions) IN

CUSIP Nos.: 32055Y 201; 32055Y 300
Page 3 of 18 Pages

1.	Names of Reporting Persons NBar5, Limited Partnership
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware, U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 3,439,409 (of which 3,416,108 are shares of Class B Common Stock and 23,301 are shares of Class A Common Stock)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 3,439,409 (of which 3,416,108 are shares of Class B Common Stock and 23,301 are shares of Class A Common Stock)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,439,409 (of which 3,416,108 are shares of Class B Common Stock and 23,301 are shares of Class A Common Stock)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.9% Class A Common Stock; 15.7% Class B Common Stock
14.	Type of Reporting Person (See Instructions) PN

CUSIP Nos.: 32055Y 201; 32055Y 300
Page 4 of 18 Pages

1.	Names of Reporting Persons James R. Scott
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Montana, U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 4,021,938 (of which 3,980,750 are shares of Class B Common Stock and 41,188 are shares of Class A Common Stock)
	8.	Shared Voting Power 392,575 (of which 364,977 are shares of Class B Common Stock and 27,598 are shares of Class A Common Stock)
	9.	Sole Dispositive Power 4,021,938 (of which 3,980,750 are shares of Class B Common Stock and 41,188 are shares of Class A Common Stock)
	10.	Shared Dispositive Power 392,575 (of which 364,977 are shares of Class B Common Stock and 27,598 are shares of Class A Common Stock)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,414,513(of which 4,345,727 are shares of Class B Common Stock and 68,786 are shares of Class A Common Stock)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.9% Class A Common Stock; 20.0% Class B Common Stock
14.	Type of Reporting Person (See Instructions) IN

CUSIP Nos.: 32055Y 201; 32055Y 300
Page 5 of 18 Pages

1.	Names of Reporting Persons John M. Heyneman, Jr.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Wyoming, U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 1,247,984 (of which 1,240,713 are shares of Class B Common Stock and 7,271 are shares of Class A Common Stock)
	8.	Shared Voting Power 343,344 (all of which are shares of Class B Common Stock)
	9.	Sole Dispositive Power 1,247,984 (of which 1,240,713 are shares of Class B Common Stock and 7,271 are shares of Class A Common Stock)
	10.	Shared Dispositive Power 343,344 (all of which are shares of Class B Common Stock)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,591,328 (of which 1,584,057 are shares of Class B Common Stock and 7,271 are shares of Class A Common Stock)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.8% Class A Common Stock; 7.3% Class B Common Stock
14.	Type of Reporting Person (See Instructions) IN

CUSIP Nos.: 32055Y 201; 32055Y 300
Page 6 of 18 Pages

1.	Names of Reporting Persons Julie Scott Rose
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization North Carolina, U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 2,723,113 (of which 2,706,189 are shares of Class B Common Stock and 16,924 are shares of Class A Common Stock)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,723,113 (of which 2,706,189 are shares of Class B Common Stock and 16,924 are shares of Class A Common Stock)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting 2,723,113 (of which 2,706,189 are shares of Class B Common Stock and 16,924 are shares of Class A Common Stock)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.3% Class A Common Stock; 12.4% Class B Common Stock
14.	Type of Reporting Person (See Instructions) IN

CUSIP Nos.: 32055Y 201; 32055Y 300
Page 7 of 18 Pages

1.	Names of Reporting Persons Homer A. Scott, Jr.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Wyoming, U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 2,008,925 (of which 1,982,732 are shares of Class B Common Stock and 26,193 are shares of Class A Common Stock)
	8.	Shared Voting Power 5,960 (all of which are shares of Class A Common Stock)
	9.	Sole Dispositive Power 26,193 (all of which are shares of Class A Common Stock)
	10.	Shared Dispositive Power 1,988,692 (of which 1,982,732 are shares of Class B Common Stock Common Stock and 5,960 are shares of Class A Common Stock)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,014,885 (of which 1,982,732 are shares of Class B Common Stock and 32,153 are shares of Class A Common Stock)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.8% Class A Common Stock; 9.1% Class B Common Stock
14.	Type of Reporting Person (See Instructions) IN

CUSIP Nos.: 32055Y 201; 32055Y 300
Page 8 of 18 Pages

1.	Names of Reporting Persons Susan S. Heyneman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Montana, U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 646,756 (all of which 646,756 are shares of Class B Common Stock)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 646,756 (all of which 646,756 are shares of Class B Common Stock)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 646,756 (all of which 646,756 are shares of Class B Common Stock)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.6% Class A Common Stock; 3.0% Class B Common Stock
14.	Type of Reporting Person (See Instructions) IN

CUSIP Nos.: 32055Y 201; 32055Y 300
Page 9 of 18 Pages

1.	Names of Reporting Persons James R. Scott, Jr.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Oregon, U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 196,684 (of which 149,137 are shares of Class B Common Stock and 47,547 are shares of Class A Common Stock)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 196,684 (of which 149,137 are shares of Class B Common Stock and 47,547 are shares of Class A Common Stock)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 196,684 (of which 149,137 are shares of Class B Common Stock and 47,547 are shares of Class A Common Stock)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.5% Class A Common Stock; 0.7% Class B Common Stock
14.	Type of Reporting Person (See Instructions) IN

CUSIP Nos.: 32055Y 201; 32055Y 300
Page 10 of 18 Pages

1.	Names of Reporting Persons Jonathan R. Scott
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Wyoming, U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 596,010 (of which 540,996 are shares of Class B Common Stock and 15,014 are shares of Class A Common Stock)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 596,010 (of which 540,996 are shares of Class B Common Stock and 15,014 are shares of Class A Common Stock)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 596,010 (of which 540,996 are shares of Class B Common Stock and 15,014 are shares of Class A Common Stock)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.4% Class A Common Stock; 2.5% Class B Common Stock
14.	Type of Reporting Person (See Instructions) IN

CUSIP Nos.: 32055Y 201; 32055Y 300
Page 11 of 18 Pages

1.	Names of Reporting Persons Jeremy Scott
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Wyoming, U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 3,453,433 (of which 3,430,132 are shares of Class B Common Stock and 23,301 are shares of Class A Common Stock)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 3,453,433 (of which 3,430,132 are shares of Class B Common Stock and 23,301 are shares of Class A Common Stock)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,453,433 (of which 3,430,132 are shares of Class B Common Stock and 23,301 are shares of Class A Common Stock)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.9% Class A Common Stock; 15.8% Class B Common Stock
14.	Type of Reporting Person (See Instructions) IN

CUSIP Nos.: 32055Y 201; 32055Y 300
Page 12 of 18 Pages

ITEM 1.	SECURITY AND ISSUER

This filing relates to shares of the Class A common stock, no par value per share ("Class A Stock"), and the Class B common stock, no par value per share (the “Class B Stock” and, together with the Class A Stock, the "Common Stock"), of First Interstate BancSystem, Inc., a Montana corporation (the “Issuer”), which has its principal executive offices at 401 North 31st Street, Billings, Montana 59116. The Class A Stock is listed on the NASDAQ stock market under the symbol “FIBK.” The Class B Stock, which is not listed on any market or exchange, is convertible at any time into Class A Stock on a share for share basis at the discretion of the holder. The conversion feature of the Class B Stock does not expire. Each share of Class A Stock is entitled to one vote per share. Each share of Class B Stock is entitled to five votes per share.
The Issuer had 40,335,240 shares of Class A Stock and 21,760,686 shares of Class B Stock outstanding as of December 31, 2020. All beneficial ownership and voting power percentage calculations with respect to the Common Stock are based on the outstanding shares as of such date. All beneficial ownership calculations contained in this Schedule 13D have been made in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended.

ITEM 2.	IDENTITY AND BACKGROUND

(a) – (c) This schedule is being filed by each of Risa K. Scott, NBar5, Limited Partnership ("NBar5"), James R. Scott, John M. Heyneman, Jr., Julie Scott Rose, Homer A. Scott, Jr., Susan S. Heyneman, James R. Scott, Jr., Jonathan R. Scott, and Jeremy Scott (each, a “Reporting Person” and collectively, the “Reporting Persons”).
Ms. Risa K. Scott is the sister of the late Mr. Randall I. Scott, who served as a director of the Issuer from 1993 to 2002 and from 2003 to 2011 and from 2012 to 2019. The business address for Ms. Scott is P.O. Box 7113, Billings, Montana 59103.
Mr. James R. Scott has been a director of the Issuer since 1971, and he served as the Vice Chairman of the Issuer’s board of directors from 1990 through 2012, the Executive Vice Chairman of the Issuer’s board of directors from 2013 through 2015, and the Chairman of the board of directors from January 2016 until May 2020. Mr. Scott is also Managing Partner of J.S. Investments Limited Partnership ("J.S. Investments") and a board member of Foundation for Community Vitality. The business address for Mr. Scott is P.O. Box 7113, Billings, Montana 59103.
Mr. John M. Heyneman, Jr. was a director of the Issuer from 2010 through 2015 and re-elected in May 2018. Mr. Heyneman is currently the Executive Director for the Plank Stewardship Initiative, a non-profit organization providing technical solutions to ranchers in the Northern Great Plains. Mr. Heyneman was previously Project Manager of Partnership for Wyoming’s Future from 2009 through 2012. Mr. Heyneman is Chairman of the Padlock Ranch Corporation, and Managing General Partner of Towanda Investments Limited Partnership (“Towanda”), a Delaware limited partnership engaged in the business of managing investments. The business address for Mr. Heyneman is 4100 Big Horn Avenue, Sheridan, Wyoming 82801.
Ms. Julie Scott Rose is a retired director of the Issuer. Ms. Rose’s business address is 31 Busbee Road, Asheville, NC 28803.
Mr. Homer A. Scott, Jr. is a retired director of the Issuer. Mr. Scott’s business address is P.O. Box 2007, Sheridan, Wyoming 82801.
Ms. Susan S. Heyneman is a retired director of the Issuer. Ms. Heyneman’s business address is P.O. Box 7113, Billings, Montana, 59103.
Mr. James R. Scott, Jr. has been a director of the Issuer since May 2015. Mr. Scott served as a Commercial Loan Manager with the Issuer in Ashland, Oregon from 2017 to 2019. Prior to his appointment as Commercial Loan Manager, Mr. Scott was a Vice President in the Issuer’s Missoula Commercial Banking group. From 2010 to 2014, Mr. Scott was an analyst in commercial banking with Citywide Banks of Denver, Colorado. The business address for Mr. Scott is 315 High Street, Ashland, Oregon 97520.
Mr. Jonathan R. Scott has been a director of the Issuer since February 2020. Mr. Scott previously served as a director from 2006 to 2011 and 2013 to 2019. Mr. Scott served as President of the Issuer’s Jackson branch from 2011 to 2019. Prior to that appointment, Mr. Scott served in various management and other positions with the Issuer including serving as Community Development officer from 2008 to 2011, President of FIB CT, LLC, dba Crytech, a related non-bank subsidiary of the Issuer from 2004 to 2008, and an employee of the Issuer’s Financial Services and Marketing Divisions from 1998 to 2004. The business address for Mr. Scott is 6 Killeen Circle, Sheridan, WY 82801.

CUSIP Nos.: 32055Y 201; 32055Y 300
Page 13 of 18 Pages

Mr. Jeremy Scott is the Managing General Partner of NBar5, a Delaware limited partnership engaged in the business of managing investments. The business address for Mr. Scott is P.O. Box 592, Dayton, Wyoming 82836, and for NBar5 is P.O. Box 7113, Billings, Montana 59103.
(d) – (e) During the last five years, none of the foregoing Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) Each of the foregoing Reporting Persons and other natural persons for whom information has been provided is a citizen of the United States of America.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER

This filing does not reflect any purchase of securities by the Reporting Persons. Rather, this filing is being made to reflect updated beneficial ownership information of each of the Reporting Persons relating to recent dispositions of shares of Common Stock by the Reporting Persons and grants of equity awards by the Issuer to the Reporting Persons who serve on the Board of Directors or as an employee of the Issuer, as applicable.

ITEM 4.	PURPOSE OF TRANSACTION

Each Reporting Person, as either one of the descendants of Homer Scott, Sr., the founder of the Issuer, or an affiliate thereof, has been a long-time beneficial owner of shares of Common Stock. Prior to the effective date of the Charter (as defined below), the shares of capital stock held by each of the Reporting Persons have been held without any arrangement, relationship, understanding or agreement among them to act together for the purpose of acquiring, holding, voting or disposing of any of such equity securities or to otherwise seek to influence on a concerted basis control over the Issuer, other than the Shareholder Agreement (as defined below), including predecessor versions thereof, which contains certain customary transfer restrictions and provides the parties thereto a right of first refusal, except for certain permitted transfers, and except to the extent that some of the Reporting Persons and former reporting persons signatory to earlier versions of this amended Schedule 13D verbally agreed to act in a manner necessary to ensure that the Issuer qualified for the “controlled company” exemption under the NASDAQ Marketplace Rules.
The Scott Family FIBK Shareholder Group (“SFFSG”) was established effective February 21, 2020. The SFFSG members are subject to and bound by a committee charter (the “Charter”) that was adopted for the purposes of formalizing the efforts of the SFFSG members to (a) reach consensus on matters of importance to them with respect to the Issuer, including matters requiring the vote of the shareholders of the Issuer, and (b) provide a vehicle to communicate such consensus views in a timely and efficient manner to the Issuer’s independent directors and senior management team. The SFFSG members believe that this arrangement will enable more effective dialogue with such directors and management. The SFFSG members have entered into confidentiality agreements with the Issuer and have agreed to abide by the terms of the Issuer’s insider trading policy with respect to the information they may receive from time to time by the Issuer as a result of this arrangement. By forming the SFFSG, the Reporting Persons, which own collectively and in the aggregate more than 50% of the outstanding voting securities of the Issuer, also intend to act in a manner such that the Issuer continues to qualify for the “controlled company” exemption under the NASDAQ Marketplace Rules.
While the goal of the SFFSG is to act collectively and in a unified manner on issues of importance to them regarding the Issuer, the Charter does not bind the SFFSG members to vote in unison the shares of Common Stock beneficially held by them. In addition, the Charter does not restrict the ability of any SFFSG member to dispose of shares of Common Stock beneficially held by such member.
Other than in connection with the contracts, arrangements, understandings or relationships with respect to securities of the Issuer described in Item 6 below, including the Scott Family Shareholders’ Agreement among Scott family members dated October 29, 2010 (the “Shareholder Agreement”), and as described above in this Item 4, there are no other plans or proposals among the Reporting Persons that would result in the acquisition of additional securities or disposition of additional securities of the Issuer.

CUSIP Nos.: 32055Y 201; 32055Y 300
Page 14 of 18 Pages

The Reporting Persons do not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons acquired the securities described herein for investment purposes and they intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, engaging in communications with management and the board of directors of the Issuer, engaging in discussions with shareholders of the Issuer or other third parties about the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board of director structure (including board of director composition), potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer’s financial and/or operational performance, purchasing additional shares of Common Stock selling some or all of the shares of Common Stock covered by this Schedule 13D, or changing its intention with respect to any and all matters referred to in this Item 4.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) – (b) The group composed of the Reporting Persons included in this filing beneficially owns an aggregate of 16,006,228 shares of Common Stock (of which 15,794,397 are shares of Class B Stock and 211,831 are shares of Class A Stock), representing approximately 28.5% of the Class A Stock and 72.6% of the Class B Stock. Such shares of Common Stock represent approximately 53.1% of the voting power of the Common Stock. This amount includes shares beneficially owned as of the date hereof by each Reporting Person as set forth below.
•Risa K. Scott beneficially owns 495,342 shares of Common Stock (of which 494,507 are shares of Class B Stock and 835 are shares of Class A Stock), representing 1.2% of the Class A Stock and 2.3% of the Class B Stock. Ms. Scott has sole voting and dispositive power over 272,308 shares of Class B Stock held by a trust for which Ms. Scott serves as trustee and is a beneficiary. Ms. Scott has shared voting and dispositive power over 85,836 shares of Class B Stock held by a family trust, of which Ms. Scott is the co-trustee and beneficiary.
•James R. Scott beneficially owns 4,414,513 shares of Common Stock (of which 4,345,727 are shares of Class B Stock and 68,786 are shares of Class A Stock), representing 9.9% of the Class A Stock and 20% of the Class B Stock. Mr. Scott has sole voting and dispositive power over 4,021,938 shares of Common Stock (of which 3,980,750 are shares of Class B Stock and 41,188 are shares of Class A Stock), which includes 2,006,712 shares of Class B Stock held as co-trustee of the James R. Scott Revocable Trust, 1,901,036 shares of Class B Stock held by J.S. Investments, with respect to which Mr. Scott acts as the Managing General Partner, 73,002 shares of Class B Stock held as conservator for a custodial account, 17,764 shares of Class A Stock owned through Mr. Scott’s 401(k) plan account pursuant to the Savings and Profit Sharing Plan of First Interstate BancSystem, Inc., and 14,473 shares of Class A Stock held through a brokerage account for the benefit of a trust with respect to which Mr. Scott is trustee and a beneficiary. Mr. Scott has shared voting and dispositive power over 392,575 shares of Common Stock (of which 364,977 are shares of Class B Stock and 27,598 are shares of Class A Stock), which includes 35,240 shares of Class B Stock held as president of a family charitable foundation, 7,096 shares of Class B Stock held as co-trustee of a trust of a family member, and 331,961 shares of Common Stock (of which 322,641 are shares of Class B Stock and 9,320 are shares of Class A Stock) held as a board member of Foundation for Community Vitality, a non-profit organization.
•John M. Heyneman, Jr. beneficially owns 1,591,328 shares of Common Stock (of which 1,584,057 are shares of Class B Stock and 7,271 are shares of Class A Stock), representing 3.8% of the Class A Stock and 7.3% of the Class B Stock. This amount includes 1,085,792 shares of Class B Stock held by Towanda, over which Mr. Heyneman has sole voting and dispositive power as its Managing General Partner. Mr. Heyneman disclaims beneficial ownership of the shares owned by Towanda except to the extent of his pecuniary interest therein. Mr. Heyneman has sole voting and dispositive power over an additional 162,192 shares of Common Stock (of which 154,921 are shares of Class B Stock and 7,271 are shares of Class A Stock), which includes 139,921 shares of Class B Stock held as trustee of the John M. Heyneman, Jr. Revocable Trust. Mr. Heyneman has shared voting and dispositive power over 343,344 shares of Class B Stock held by four separate trusts, of which Mr. Heyneman is the co-trustee of each trust. Mr. Heyneman disclaims beneficial ownership of all shares of Class B Stock held by such trusts, the beneficiaries of which are various family members.

CUSIP Nos.: 32055Y 201; 32055Y 300
Page 15 of 18 Pages

•Julie Scott Rose beneficially owns 2,723,113 shares of Common Stock (of which 2,706,189 are shares of Class B Stock and 16,924 are shares of Class A Stock), representing 6.3% of the Class A Stock and 12.4% of the Class B Stock. This amount includes 2,307,046 shares held in trust for the benefit of various family members who are the heirs of Mr. Thomas W. Scott. Ms. Rose disclaims beneficial ownership of these shares except to the extent of her pecuniary interest therein.
•Homer A. Scott, Jr. beneficially owns 2,014,885 shares of Common Stock (of which 1,982,732 are Class B Stock and 32,153 are shares of Class A Stock), representing 4.8% of the Class A Stock and 9.1% of the Class B Stock. Mr. Scott has sole voting and shared dispositive power over all of the shares of Class B Stock, which are held by Mr. Scott as co-trustee of the Homer A. Scott, Jr. Revocable Trust. Mr. Scott has sole voting and dispositive power over the 26,193 shares of Class A Stock owned through Mr. Scott’s individual retirement account. Mr. Scott has shared voting and dispositive power over 5,960 shares of Class A Stock held through a foundation.
•Susan S. Heyneman beneficially owns 646,756 shares of Common Stock (all of which are shares of Class B Stock), representing 1.6% of the Class A Stock and 3.0% of the Class B Stock. Ms. Heyneman has sole voting and dispositive power over all of these shares of Common Stock, which are held by Ms. Heyneman as co-trustee of the Susan Heyneman 2014 Revocable Trust.
•James R. Scott Jr. beneficially owns 196,684 shares of Common Stock (of which 149,137 are shares of Class B Stock and 47,547 are shares of Class A stock), representing 0.5% of the Class A Stock and 0.7% of the Class B Stock. Mr. Scott has sole voting and dispositive power over all of these shares of Common Stock. this includes 51,284 Class B shares held in a trust for various Family Members which includes 25,642 Class B shares in which he is a co-beneficiary.
•Jonathan R. Scott beneficially owns 556,010 shares of Common Stock (of which 540,996 are shares of Class B Stock and 15,014 are shares of Class A Stock), representing 1.4% of the Class A Stock and 2.5% of the Class B Stock. Mr. Scott has sole voting and dispositive power over 556,010 shares of Common Stock (of which 540,996 are shares of Class B Stock and 15,014 are shares of Class A Stock), which includes 540,731 shares of Class B Stock and 15,014 shares of Class A Stock held as trustee of the Jonathan R. Scott Trust.
•Jeremy Scott owns 3,453,433 shares of Common Stock (of which 3,430,132 are shares of Class B Stock and 23,301 are shares of Class A Common Stock), representing 7.9% of the Class A Stock and 15.8% of the Class B Stock. This amount includes 23,301 shares of Class A Stock and 3,416,108 Class B shares held by NBar5, over which Mr. Scott has sole voting and dispositive power as its Managing General Partner. Mr. Scott disclaims beneficial ownership of the shares owned by NBar5 except to the extent of his pecuniary interest therein. The shares of Class B Stock held by NBar5 represent 8.7% of the Class A Stock and 15.7% of the Class B Stock. Mr. Scott has sole voting and dispositive power over all other of such shares of Common Stock.
(c) The following transactions in shares of Common Stock of the Issuer during the 60 days preceding the date hereof were effected by persons identified in Item 2. Shares of Class B Stock transferred to persons other than “permitted transferees” under the Issuer’s Third Amended and Restated Articles of Incorporation are automatically converted into shares of Class A Stock upon transfer.
▪NBar5 sold 283,944 shares on February 2, 2021, 10,223 shares on February 3, 2021, 60,100 shares on February 4, 2021, 1,000 shares on February 9, 2021, 200 shares on February 10, 2021, and 800 shares on February 12, 2021 of Class A Stock.
▪Susan S. Heyneman sold 7,200, 30,000 and 40,724 of Class A Stock on February 2, February 3, and February 4, 2021, respectively.
▪Jonathan R. Scott sold 12,500 shares of Class A Stock on February 4, 2021.
(d) The Reporting Persons know of no person that has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of securities of the Issuer.
(e) Not applicable.

CUSIP Nos.: 32055Y 201; 32055Y 300
Page 16 of 18 Pages

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

As described in Item 4 above, the Reporting Persons have agreed to effect as a group influence or control over the Issuer, and have agreed to conduct themselves in accordance with the terms of the Charter. As referenced in Item 4 above, the Reporting Persons are also parties to or subject to the contracts, arrangements, understandings, and relationships described in this Item 6.
Currently, the Reporting Persons are parties to the Shareholder Agreement, which contains certain customary transfer restrictions with respect to the Class B Stock and provides the parties thereto a right of first refusal, except for certain permitted transfers. The primary purpose of the Shareholder Agreement is to preserve opportunities within the extended Scott family to purchase shares of Class B Stock before they are converted and sold in the open market as shares of Class A Stock. The Shareholder Agreement is not applicable to shares of Class A Stock and, except as specifically set forth therein, does not provide for any arrangement, relationship, understanding or agreement among them to act together for the purpose of acquiring, holding, voting or disposing of any of such equity securities or to otherwise seek to influence on a concerted basis control over the Issuer. A copy of the Shareholder Agreement was previously filed with the Securities and Exchange Commission. The foregoing description of the Shareholder Agreement does not purport to be complete and is qualified in its entirety by reference to the full text thereof, which is incorporated herein by reference.
Additionally, certain of the Reporting Persons may have pledged their interests in the shares of Common Stock as collateral for loans from third-party financial institutions pursuant to various loan agreements.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.	Title

99.1*	Amended and Restated Joint Filing Agreement

99.2*	Power of Attorney

99.3*	Power of Attorney of Ms. Susan S. Heyneman

99.4*	Power of Attorney of Ms. Risa K. Scott

99.5*	Power of Attorney of Mr. James R. Scott, Jr.

99.6*	Power of Attorney of Mr. Jonathan R. Scott

99.7*	Power of Attorney of Mr. Jeremy Scott

99.8*	Power of Attorney of Ms. Julie Scott Rose

99.9*	SFFSG Charter dated as of August 12, 2020

99.10*	Scott Family Shareholders’ Agreement dated October 29, 2010

*	Previously filed.

CUSIP Nos.: 32055Y 201; 32055Y 300
Page 17 of 18 Pages

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 16, 2021
Date

*
Risa K. Scott

N Bar 5, Limited Partnership

By: *
Name: Jeremy Scott
Title: Managing General Partner

*
James R. Scott

*
John M. Heyneman, Jr.

*
Julie Scott Rose

*
Homer A. Scott, Jr.

*
Susan S. Heyneman

*
James R. Scott, Jr.

*
Jonathan R. Scott

*
Jeremy Scott

*By:	/s/ TIMOTHY LEUTHOLD
Timothy Leuthold, as attorney-in-fact

CUSIP Nos.: 32055Y 201; 32055Y 300
Page 18 of 18 Pages

 EXHIBIT INDEX

Exhibit No.	Title

99.1*	Amended and Restated Joint Filing Agreement

99.2*	Power of Attorney

99.3*	Power of Attorney of Ms. Susan S. Heyneman

99.4*	Power of Attorney of Ms. Risa K. Scott

99.5*	Power of Attorney of Mr. James R. Scott, Jr.

99.6*	Power of Attorney of Mr. Jonathan R. Scott

99.7*	Power of Attorney of Mr. Jeremy Scott

99.8*	Power of Attorney of Ms. Julie Scott Rose

99.9*	SFFSG Committee Charter dated August 12, 2020

99.10*	Scott Family Shareholders’ Agreement dated October 29, 2010

*	Previously filed.